Exhibit 99.1

Insiders and Strategic Investors to Bolster Dejour’s Balance Sheet with C$770K Infusion

Vancouver, BC, December 24, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, announces that it will close a non-brokered private placement, subject to a Canadian regulatory hold period of 4 months, for up to 7 million shares at a price of C$ 0.11 per share.

Dejour insiders may participate for a maximum of 25% of the offering.

Proceeds from the placement will be used to eliminate U.S. payables and enhance working capital. The Company will pay finder fees of 7.0% of the proceeds in cash to bone fide agents, as appropriate.

The closing of the placement and the issuance of the Shares are subject to approval by the TSX and the NYSE MKT. This announcement does not constitute an offer to sell, nor is it a solicitation of an offer to buy, securities. The Shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction, and may be offered or sold in the United States only with applicable exemptions to the registration requirements of the Securities Act.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects covering over 80,000 net acres in NW Colorado’s Piceance Basin and 7,000 net acres in NE BC’s Peace River Arch region. The Dejour team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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